Exhibit 14.1

InflaRx N.V.

Code of Ethics
Adopted ______________, 2017

Introduction

This Code of Ethics (the “Code”) has been adopted by our Board of Directors and summarizes the standards that must guide our actions. Although they cover a wide range of business practices and procedures, these standards cannot and do not cover every issue that may arise or every situation in which ethical decisions must be made, but rather set forth key guiding principles that represent Company policies and establish conditions for employment at the Company.

We must strive to foster a culture of honesty and accountability. Our commitment to the highest level of ethical conduct should be reflected in all of the Company’s business activities, including, but not limited to, relationships with employees, customers, suppliers, competitors, the government, the public and our shareholders. All of our employees, officers and directors must conduct themselves according to the language and spirit of this Code and seek to avoid even the appearance of improper behavior. Even well-intentioned actions that violate the law or this Code may result in negative consequences for the Company and for the individuals involved.

One of our Company’s most valuable assets is our reputation for integrity, professionalism and fairness. We should all recognize that our actions are the foundation of our reputation and adhering to this Code and applicable law is imperative.

Conflicts of Interest

Our employees, officers and directors have an obligation to conduct themselves in an honest and ethical manner and to act in the best interest of the Company. All employees, officers and directors should endeavor to avoid situations that present a potential or actual conflict between their interest and the interest of the Company.

A “conflict of interest” occurs when a person’s private interest interferes in any way, or even appears to interfere, with the interests of the Company as a whole, including those of its subsidiaries and affiliates. A conflict of interest can arise when an employee, officer or director takes an action or has an interest that may make it difficult for him or her to perform his or her work objectively and effectively. Conflicts of interest may also arise when an employee, officer or director (or a member of his or her family) receives improper personal benefits as a result of the employee’s, officer’s or director’s position in the Company.

Although it would not be possible to describe every situation in which a conflict of interest may arise, the following are examples of situations that may constitute a conflict of interest:

•	Working, in any capacity, for a competitor, customer or supplier while employed by the Company.

•	Accepting gifts of more than modest value or receiving personal discounts (if such discounts are not generally offered to the public) or other benefits as a result of your position in the Company from a competitor, customer or supplier.

•	Competing with the Company for the purchase or sale of property, products, services or other interests.

•	Having an interest in a transaction involving the Company, a competitor, customer or supplier (other than as an employee, officer or director of the Company and not including routine investments in publicly traded companies).

•	Receiving a loan or guarantee of an obligation as a result of your position with the Company.

•	Directing business to a supplier owned or managed by, or which employs, a relative or friend.

Situations involving a conflict of interest may not always be obvious or easy to resolve. You should report actions that may involve a conflict of interest to the Chief Executive Officer.

In the event that an actual or apparent conflict of interest arises between the personal and professional relationship or activities of an employee, officer or director, the employee, officer or director involved is required to handle such conflict of interest in an ethical manner in accordance with the provisions of this Code, if need be after consultation with the Chief Executive Officer.

Quality of Public Disclosures

The Company has a responsibility to communicate effectively with shareholders so that they are provided with full and accurate information, in all material respects, about the Company’s financial condition and results of operations. Our reports and documents filed with or submitted to the United States Securities and Exchange Commission and our other public communications shall include full, fair, accurate, timely and understandable disclosure, and the Company has established a Disclosure Committee consisting of senior management to assist in monitoring such disclosures.

Accuracy of Company Financial Records

We maintain the highest standards in all matters relating to accounting, financial controls, internal reporting and taxation. All financial books, records and accounts must accurately reflect transactions and events and conform both to required accounting principles and to the Company’s system of internal controls. Records shall not be distorted in any way to hide, disguise or alter the Company’s true financial position.

Compliance with Laws, Rules and Regulations

We are strongly committed to conducting our business affairs with honesty and integrity and in full compliance with all applicable laws, rules and regulations. No employee, officer or director of the Company shall commit an illegal or unethical act, or instruct others to do so, for any reason.

Compliance with This Code and Reporting of Any Illegal or Unethical Behavior

All employees, directors and officers are expected to comply with all of the provisions of this Code. The Code will be strictly enforced and violations will be dealt with immediately, including by subjecting persons who violate its provisions to corrective and/or disciplinary action such as dismissal or removal from office. Violations of the Code that involve illegal behavior will be reported to the appropriate authorities.

Situations which may involve a violation of ethics, laws, rules, regulations or this Code may not always be clear and may require the exercise of judgment or the making of difficult decisions. Employees, officers and directors should promptly report any concerns about a violation of ethics, laws, rules, regulations or this Code to their supervisors/managers or the Chief Executive Officer or, in the case of accounting, internal accounting controls or auditing matters, in addition to the Audit Committee of the Board of Directors.

Any concerns about a violation of ethics, laws, rules, regulations or this Code by any senior executive officer or director should be reported promptly to the Chief Executive Officer and the Chief Executive Officer shall notify the Nominating and Corporate Governance Committee. Reporting of such violations may also be done anonymously through [___] or in writing to [____]. An anonymous report should provide enough information about the incident or situation to allow the Company to investigate properly. If concerns or complaints require confidentiality, including keeping an identity anonymous, the Company will endeavor to protect this confidentiality, subject to applicable laws, regulations or legal proceedings.

The Company encourages all employees, officers and directors to report any suspected violations promptly and intends to thoroughly investigate any good faith reports of violations. The Company will not tolerate any kind of retaliation for reports or complaints regarding misconduct that were made in good faith. Open communication of issues and concerns by all employees, officers and directors without fear of retribution or retaliation is vital to the successful implementation of this Code. All employees, officers and directors are required to cooperate in any internal investigations of misconduct and unethical behavior.

The Company recognizes the need for this Code to be applied equally to everyone it covers. The Chief Executive Officer of the Company will have primary authority and responsibility for the enforcement of this Code, subject to the supervision of the Nominating and Corporate Governance Committee, or, in the case of accounting, internal accounting controls or auditing matters, the Audit Committee of the Board of Directors, and the Company will devote the necessary resources to enable the General Counsel to establish such procedures as may be reasonably necessary to create a culture of accountability and facilitate compliance with this Code. Questions concerning this Code should be directed to the Chief Executive Officer.

The provisions of this section are qualified in their entirety by reference to the following section.

Reporting Violations to a Governmental Agency

You have the right under federal law to certain protections for cooperating with or reporting legal violations to governmental agencies or entities and self-regulatory organizations. As such, nothing in this Code is intended to prohibit you from disclosing or reporting violations to, or from cooperating with, a governmental agency or entity or self-regulatory organization, and you may do so without notifying the Company. The Company may not retaliate against you for any of these activities, and nothing in this Code or otherwise requires you to waive any monetary award or other payment that you might become entitled to from a governmental agency or entity, or self-regulatory organization.

Protection of Confidential Proprietary Information

Confidential proprietary information generated by and gathered in our business is a valuable Company asset. Protecting this information plays a vital role in our continued growth and ability to compete, and all proprietary information should be maintained in strict confidence, except when disclosure is authorized by the Company or required by law.

Proprietary information includes all non-public information that might be useful to competitors or that could be harmful to the Company, its customers or its suppliers if disclosed. Intellectual property such as trade secrets, patents, trademarks and copyrights, as well as business, research and new product plans, objectives and strategies, records, databases, salary and benefits data, employee medical information, customer, employee and suppliers lists and any unpublished financial or pricing information must also be protected.

Unauthorized use or distribution of proprietary information violates Company policy and could be illegal. Such use or distribution could result in negative consequences for both the Company and the individuals involved, including potential legal and disciplinary actions. We respect the property rights of other companies and their proprietary information and require our employees, officers and directors to observe such rights.

Your obligation to protect the Company’s proprietary and confidential information continues even after you leave the Company, and you must return all proprietary information in your possession upon leaving the Company.

The provisions of this section are qualified in their entirety by the section entitled “Reporting Violations to Governmental Agencies” above.

Protection and Proper Use of Company Assets

Protecting Company assets against loss, theft or other misuse is the responsibility of every employee, officer and director. Loss, theft and misuse of Company assets directly impact our profitability. Any suspected loss, misuse or theft should be reported to a senior management member immediately.

The sole purpose of the Company’s equipment, vehicles, supplies and electronic resources (including hardware, software and the data thereon) is the conduct of our business. They may only be used for Company business consistent with Company guidelines.

Social Media

Unless you are authorized by the Chief Executive Officer, you are discouraged from discussing the Company as part of your personal use of social media. While business should only be conducted through approved channels, we understand that social media is used as a source of information and as a form of communicating with friends, family and workplace contacts.

When you are using social media and identify yourself as a Company employee, officer or director or mention the Company incidentally, for instance on a Facebook page or professional networking site, please remember the following:

•	Never disclose confidential information about the Company or its business, customers or suppliers.

•	Make clear that any views expressed are your own and not those of the Company.

•	Be respectful of your colleagues and all persons associated with the Company, including customers and suppliers.

•	Promptly report to the Chief Executive Officer any social media content which inaccurately or inappropriately discusses the Company.

•	Never respond to any information, including information that may be inaccurate about the Company.

•	Never post documents, parts of documents, images or video or audio recordings that have been made with Company property or of Company products, services or people or at Company functions or events.

Waivers and Amendments

Any waiver (including any implicit waiver) of the provisions in this Code for executive officers or directors will be disclosed to the Company’s shareholders in the Company’s annual report on Form 20-F. Any waiver of this Code for other employees may only be granted by the Chief Executive Officer. Amendments to this Code will also be disclosed in the Company’s annual report on Form 20-F.

Review

The Board of Directors shall review this Code annually and make changes as appropriate.